Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to Preliminary Prospectus Supplement dated October 13, 2020
Registration Statement No. 333-223241

ROYAL CARIBBEAN CRUISES LTD.

8,333,333 SHARES OF COMMON STOCK

PRICING TERM SHEET

This pricing term sheet of Royal Caribbean Cruises Ltd. (the “Issuer”) relates only to the offering of shares of its common stock described in, and should be read together with, the preliminary prospectus supplement, dated October 13, 2020 (the “Preliminary Prospectus Supplement”), which supplements the prospectus (the “Prospectus”) included in the Issuer’s Registration Statement on Form S-3 (File No. 333-223241), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the common stock offered thereby. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Royal Caribbean Cruises Ltd., a Liberian corporation

Ticker/Exchange for Common Stock:	RCL/New York Stock Exchange (NYSE)

Number of Shares Offered:	8,333,333 shares of common stock

Underwriters’ Option:	The Issuer has granted the underwriters a 30-day option to purchase an additional 1,250,000 shares of common stock at the public offering price, less underwriting discounts

Pricing Date:	October 13, 2020

Trade Date:	October 14, 2020

Settlement Date:	October 16, 2020

NYSE Last Reported Sale Price of Issuer’s Common Stock on Pricing Date:	$60.61 per share

Public Offering Price:	$60.00 per share

Net Proceeds to Issuer After Underwriters’ Discounts and Before Offering Expenses:	Approximately $484,999,981 (approximately $557,749,981 if the underwriters exercise their option to purchase additional shares in full)

Joint Lead Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc.

Book-Running Managers:	Citigroup Global Markets Inc. DNB Markets, Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Skandinaviska Enskilda Banken AB (publ)

Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. MUFG Securities Americas Inc. R. Seelaus & Co., LLC Santander Investment Securities Inc. Scotia Capital (USA) Inc.

Concurrent Offerings:

Concurrent with this offering, the Issuer is conducting a private offering (the “Convertible Notes Offering”) of $500,000,000 aggregate principal amount of 2.875% Convertible Senior Notes due 2023 (the “Convertible Notes”).

The Issuer expects to receive net proceeds (i) from this offering, after deducting underwriting discounts and before offering expenses, of approximately $484,999,981 (or approximately $557,749,981 if the underwriters in this offering exercise in full their option to purchase additional shares) and (ii) from the Convertible Notes Offering, after deducting initial purchaser discounts and commissions and before offering expenses, of approximately $487,500,000 (or approximately $560,625,000 if the initial purchasers exercise in full their option to purchase additional Convertible Notes).

The Convertible Notes Offering is being made in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and not by means of the Preliminary Prospectus Supplement. The Preliminary Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Convertible Notes Offering. The closing of this offering and the Convertible Notes Offering are not conditioned on each other.

The conversion rate for the Convertible Notes will initially be 12.1212 shares of common stock per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $82.50 per share (representing a premium of 37.50% over the Public Offering Price).

The Issuer has filed a registration statement (including the Prospectus and the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and accompanying Prospectus related to that registration statement and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, and BofA Securities at NC1-004-03-43 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com, Phone Number: 1-800-294-1322.

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